UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Union First Market Bankshares Corporation

(Name of Issuer)

Common Stock, par value $1.33

(Title of Class of Securities)

905399101

(CUSIP Number)

David N. Oakey

Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. James E. Ukrop I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,641
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,641
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.65%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Robert S. Ukrop I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,058,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,058,928
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Ukrop’s Thrift Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 54-0967106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS. Ukrop’s Super Markets, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 54-0967106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS. Ukrop’s Services, L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 54-1846382
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (limited liability company)

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on February 11, 2010 by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following sentences to the end of the disclosure:

For the distributions of shares made by Thrift and Services described below in Item 4, no consideration was paid by the recipients.

James did not pay any consideration for the 2,327 shares he received pursuant to the Union First Market Bankshares Corporation Directors Stock Plan (the “Directors Stock Plan”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following 4 paragraphs to the end of the disclosure:

On February 15, 2010, James entered into a Third Party Pledge Agreement (the “Pledge Agreement”) pursuant to which Wells Fargo Bank, National Association (the “Lender”) has been granted a first priority security interest in 279,442 Shares held directly by James and in 56,207 Shares held in James’ revocable trust.

On July 23, 2010, Thrift distributed all of its Shares to Ukrop’s, its wholly-owned subsidiary, and Ukrop’s immediately thereafter distributed without consideration the Shares to its shareholders on a pro rata basis. James received 806,933 shares from this distribution which were placed in his revocable trust. Robert received 670,079 shares as a result of this distribution.

Also on July 23, 2010, Services distributed without consideration all of its Shares to its co-members. As a result of this distribution, James received 62,732 Shares and Robert received 62,733 Shares.

On December 7, 2010, James was granted 2,327 Shares by the Issuer pursuant to the Directors Stock Plan as compensation for his services as a member of the Issuer’s board of directors.

On the original Schedule 13D, both Robert and James reported having voting and dispositive power over Shares held in several trusts for the benefit of their adult children, as trustees of such trusts. All of the Shares in these trusts were distributed to their beneficiaries, and Robert and James no longer have voting or dispositive power over any such Shares. Such distributions were made according to the terms of each trust on October 25, 2010.

The Passivity Commitment ceased to be in effect as of July 23, 2010. The Reporting Persons have no plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a) – (j) of Schedule 13D, except that James currently serves on the board of directors of the Issuer and, in that capacity, may have influence of the corporate activity of the Issuer, including activity that may relate to matters described in Items 4(a) – (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of February 18, 2011, the aggregate number of Shares and the percentage of the outstanding Shares of the Issuer beneficially owned by each of the Reporting Persons is as follows:

James is the record holder of 344,501 Shares and an indirect beneficial owner of 863,140 Shares held in a revocable trust. Robert is the record holder of 1,058,928 Shares. None of Thrift, Ukrop’s or Services is a record or beneficial holder of any shares.

Based on 25,955,213 Shares issued and outstanding as of October 22, 2010, as reported by the Issuer, (1) James may be deemed to beneficially own 4.65 % of the outstanding Shares, (2) Robert may be deemed to beneficially own 4.08 % of the outstanding Shares, and (3) none of Thrift, Ukrop’s or Services beneficially owns any of the outstanding Shares.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons.

(b)	Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Shared power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Sole power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

Shared power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

(c)	See Item 4 above.

(d)   No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

On February 15, 2010, James entered into the Pledge Agreement pursuant to which the Lender has been granted a first priority security interest in 279,442 Shares held directly by James and in 56,207 Shares held in James’ revocable trust.

(e)   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1.	Joint Filing Agreement, dated February 11, 2010 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 11, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2011

/s/ James E. Ukrop
James E. Ukrop

/s/ Robert S. Ukrop
Robert S. Ukrop

UKROP’S SUPER MARKETS, INC.

/s/ Robert S. Ukrop
Name:	Robert S. Ukrop
Title:	President and CEO

UKROP’S SERVICES, L.C.

/s/ James E. Ukrop
Name:	James E. Ukrop
Title:	Manager

UKROP’S THRIFT HOLDINGS, INC.

/s/ James E. Ukrop
Name:	James E. Ukrop
Title:	Chairman